Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Notice to the Market

São Paulo, November 15th, 2011 - LAN Airlines S.A. (LAN) and TAM S/A (TAM) announce that today LAN and Holdco II S.A., a special purpose company created to effect the proposed combination of LAN and TAM, filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. This registration statement contains a preliminary form of the offer to exchange/prospectus that will be used in the United States by Holdco II to make the exchange offer for TAM’s outstanding shares and by LAN to issue the LAN shares that will be delivered at the settlement of the exchange offer.

São Paulo, November 15, 2011

Libano Miranda Barroso

Investor Relations Director

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in September; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 87.9% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (151 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

Additional information about the merger and where to find it:

This press release relates to a proposed merger between LAN and TAM which is the subject of a registration statement and prospectus filed with the SEC by LAN and Holdco II, a new entity formed in connection with the proposed merger.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed and/or will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS.  All such documents, if filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.